

Voyage Media

1494 San Pablo Dr

San Marcos, CA 92078

www.voyagemedia.com

In this report, the term "we," "us," "our", "the Company", "Voyage" or "Voyage Media" refers to Voyage Media.

The Company, having offered and sold Class B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2024. A copy of this report may be found on the company's website at www.voyagemedia.com.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

Voyage Media was formed on January 5, 2004 as a corporation under the laws of the State of California. Under the articles of incorporation, the Company is authorized to issue Class A Common Stock and Class B Non-Voting Common Stock. The total number of shares that the Company is authorized to issue is three million three hundred eighty-four thousand eight hundred seventy-six (3,348,876) shares. The total number of shares of Class A Common Stock authorized to be issued is two million seven hundred and twenty thousand and four hundred and eight (2,720,408) shares at a par value $0.001 per share. The total number of shares of Class B Non-Voting Common Stock authorized to be issued is six hundred sixty-four thousand four hundred sixty-eight (664,468) shares at a par value $0.001 per share.

Voyage is a platform connecting storytellers, producers and listeners to incubate film, television and podcast content. We believe great stories come from anywhere, and that everyone deserves an opportunity to be heard.

Our operations are currently based out of Los Angeles, CA. Additional descriptions of the Company and our business can be found on our website here, https://voyagemedia.com/.

Principal Products

We've created an all-in-one platform for emerging talent to connect, learn, and create. Storytellers can interact as part of our community, learn from education modules, and connect with our roster of ~100 producers who help take their stories from concept to screen. We then produce the best projects that emerge from the platform as films, tv shows, and podcasts.

Market

Our target market is emerging storytellers of all shapes and sizes, including authors of published and unpublished manuscripts, books, screenplays, people with reality shows or documentaries, and also just people with ideas for projects that aren't even developed yet.

Business Model

Voyage first arbitrages the relationship between the producer and the storyteller in the marketplace. Our revenue per user averages about 5x user-acquisition cost. Our coaching and education products are a secondary revenue stream. Then finally, Voyage makes money when projects get made across 4 general areas (1) licensing of the intellectual property (2) producer and/or executive producer fees and (3) project profits and (4) ad revenue on podcasts.

Anyone who invests in Voyage Media is investing in a company - they can make money when the company either pays a dividend or goes through an acquisition process.

Marketing/Business Development

We focus on two primary things: (1) growing our community and (2) getting films, TV shows and podcasts made. Those are the two ends of our pipeline and create a flywheel - the more projects get made, the more success we have, the more creators come into our platform, the more marketplace revenue, the more projects get made

Competition

1. There are already companies actively providing services to consumers in our target markets (e.g., Legion M, The Black List, Slated, Stage 32, Tale Flick etc.). We believe our product is distinct from that of our direct competitors because we are the only company that's structured as an incubator and enables one on one connections with real producers and we help to get projects financed and made with our partners, utilizing our vast track record and industry relationships.

2. With the advent of our podcast division, we also compete with the plethora of podcast studios such as Wondery, Qcode, Realm, and Audiochuck.

As we evolve our platform model, the merging of 1 & 2 above enable us to compete with platforms like Wattpad. Our vision for the future is to be 'Wattpad with Audio'.

Employees

Including the company's founder and sole voting stockholder, Nathaniel Mundel, the company currently has 12 employees.

Intellectual Property

While we do not claim to rely on any of our intellectual property, our technology enables storytellers to sort through, select, and schedule sessions with producers in their market. Then, the backend of the technology also facilitates the producer sharing information with the company. It's enabled the "cream to rise to the surface". We also build automations that enable us to develop and produce at a scale that rivals any major studio in the world but at a fraction of the overhead. Producers are effectively our curation/filtration system, which I think sets us apart from a lot of the other more 100%-tech-focused startups in the entertainment industry - ours has a very real beating heart at the center of each interaction.

Producers that have been working for dozens of years in the traditional production companies have said to us, "We've never been a part a company that gets as much stuff done as quickly as you guys get it done through this new medium." Our ability as a company, because we're decentralized as a marketplace, puts us in a position where we can develop as much content as a major, multinational studio and across all the markets/genres, i.e. television, studio-sized features, indie-sized features, reality, documentary, and podcasts of every genre. We're capable of doing the same level of development and much more efficiently in terms of time and resources

- our decentralized method of development is profitable, versus every other studio in the world has development as an expense or liability.

Legal Proceedings

Voyage Media, Inc. is not currently involved in any litigation.

PEOPLE BEHIND THE COMPANY

This table shows the officers and directors in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Nathaniel Mundel	Founder/Chief Executive Officer	52	Appointed 2004	Full-Time*
Directors:				
Nathaniel Mundel	Director	52	Appointed 2004	Full-Time*
Significant Employees:				
N/A				

*Nat is also the co-founder of TODpix,a Theater On Demand film distribution company however TODpix is not currently operating and earns no revenue.

Nathaniel ("Nat") Mundel, Founder, Chief Executive Officer, and Director

Nathaniel Mundel is the Founder, CEO, and Director of Voyage Media, Inc. Nat founded Voyage Media in 2004 and operated the company since. Nat is an entrepreneur, author, public speaker and producer of film, television and reality programming. Nat has a passion for helping storytellers connect with audiences and breaking down barriers that exist in the entrenched entertainment industry. This passion is embodied in Voyage Media's aligning vision, the education and training it offers filmmakers, and in his bestselling book, "The Secret Handshake," that pulls back the curtains on the inner workings of Hollywood and reveals how emerging creators can break through. Nat's leadership skills were developed during his previous career as a professional high-altitude mountain guide, organizing and leading expeditions to the world's great mountain range.

Related Party Transactions

None.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company:

- **We have a small management team.** While our business plan was intentionally designed to leverage the knowledge and power of our large number of contract producers, we also depend on the skills and experience of a small management team, and notably Nat Mundel, the current sole voting stockholder of the company. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We will need more people to join our company.** We will need additional employees, and people with the skills necessary to ensure we fulfill our 5-year plan. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **Future fundraising may affect the rights of investors.** In order to expand, the company might raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **Does anyone want our services or our film/TV projects and will they pay enough for it?** We will only succeed (and you will only make money) if there is sufficient demand for our offerings and projects. Consumers must think we are a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

- **We have a number of competitors.** There are already companies actively providing services to consumers in our target markets (e.g., Legion M, The Black List, Slated, Stage 32, Tale Flick etc.). While these companies may not provide the same or even similar services, they may be able to provide services that achieve similar benefits to consumers at a lower price.

- **Entertainment projects can be risky, often budgets run over and there are no guarantees the content will be successful in the market.** The entertainment industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Even with adequate funding, the product may fail to gain any traction with viewers.

- **We rely on third parties for production and monetization of our products.** We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, etc. for production and monetization of our products. Although we have exclusive rights with some of these partners, others may give more time and attention to other partners who are better funded or better known.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

The owners of 20% or more equity in Voyage Media as of December 31, 2022 are reflected in the table below:

Beneficial owner	Amount and class of securities held	Voting Power
Nat Mundel	1,995,305 shares Class A Common Stock	100%

DESCRIPTION OF SECURITIES OF THE COMPANY

General

Under the articles of incorporation, the Company is authorized to issue Class A Common Stock and Class B Non-Voting Common Stock. The total number of shares that the Company is authorized to issue is three million three hundred eighty-four thousand eight hundred seventy-six (3,348,876) shares. The total number of shares of Class A Common Stock authorized to be issued is two million seven hundred and twenty thousand and four hundred and eight (2,720,408) shares at a par value $0.001 per share. The total number of shares of Class B Non-Voting Common Stock authorized to be issued is six hundred sixty-four thousand four hundred sixty-eight (664,468) shares at a par value $0.001 per share.

During 2017, the Company amended its articles of incorporation and as part of the amendment, the Company made a stock split in its issued and outstanding shares of Common Stock where the shares issued and outstanding were split on a 1 for 20,000 basis, and shareholders received 20,000 shares of the Company's post-split Class A common stock for each one share of Common stock held by them prior to the stock split.

As of December 31, 2024, 2,000,000 shares of Class A Common Stock were issued and outstanding. As of December 31, 2023, 216,567 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively. Of the 2,000,000 shares of Class A Common Stock that were issued and outstanding, 1,988,163 had voting rights as of December 31, 2023.

During 2023 & 2024, the Company issued 10,968 of Class B Non-Voting Common Stock in exchange for advisory services.

During 2022, the Company issued 76,721 shares of Class B Non-Voting Common Stock and received proceeds totaling $646,306.

During 2020, the Company issued 8,125 of Class B Common Stock and received proceeds totaling $45,000.

During 2019, the Company has raised $318,813 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 16,473 shares of common stock issued at a discounted price of $7.25 per share, resulting in proceeds of $119,429, and 24,923 shares of common stock issued at $8.00 per share, resulting in proceeds of $199,384. As of December 31, 2019, $30,015, net of $2,259 offering cost, were held in escrow and recorded as an asset on the balance sheet. The Company also issued 6,251 shares of Class B Common Stock at $7.20 per share, resulting in gross proceeds of $45,000.

During 2018, the Company issued 10,285 shares of Class B Common Stock and received proceeds totaling $72,500.

During 2017, the Company has raised $375,984 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 18,997 shares of common stock offered at a discount price of $4.90 for the investors contributing resulting in proceeds of $93,085 and 40,414 shares of common stock offered at $7.00 per share, resulting in a total of 59,411 shares of Class B Common Stock issued in 2017.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting rights, where Class A Common Stock holders have exclusive voting rights. The following description is a brief summary of the material terms of the issued securities of the Company and is qualified in its entirety by the terms contained in the Amended Articles of Incorporation and in any relevant consent of the Board of Directors.

Class A Common Stock

The company has authorized up to 2,720,408 shares of Class A Common Stock. As of December 31, 2022, 2,000,000 shares of Class A Common Stock were issued and outstanding. The rights, preferences, privileges and restrictions of the company's Class A Common Stock are set forth in the Articles of Incorporation and by resolution of the Board of Directors.

Dividend Rights

Holders of Class A Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock but may consider doing so in the future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

Class B Non-Voting Common Stock

The total number of shares of Class B Non-Voting Common Stock authorized to be issued is six hundred sixty-four thousand four hundred sixty-eight (664,468). As of December 31, 2023, 202,207 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively. The rights, preferences, privileges and restrictions of the company's Class B Non-Voting Common Stock are set forth in the Articles of Incorporation and by resolution of the Board of Directors.

Dividend Rights

Holders of Class B Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock but may consider doing so in the future.

Voting Rights

Holders of Class B Non-Voting Common Stock will not have the right to vote on matters presented to the shareholders for vote except as required by law.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional class of Preferred Stock that we may designate in the future.

FINANCIAL STATEMENTS

The financial statements of the Company may be found at the end of this Annual Report. The financial statements have been prepared by management for the period ended December 31, 2023 and have not been reviewed or audited.

FINANCIAL CONDITION

Voyage Media, Inc. began operations in January 2004.

Results of Operations

For the year ended December 31, 2024, our net revenues were $3,820,621, a 39% increase from revenues of $2,742,874 in 2023. For the year ended December 31, 2024, our gross profits were $1,271,019, a 13% decrease from gross profits of $1,467,414in 2023.

The Company's operating expenses consist of compensation and benefits, sales and marketing, general and administrative, and interest expenses. Our total expenses in 2023 amounted to $1,559,403 compared with $1,436,627 in 2023.

As a result, we experienced a net profit of -$271,756 in 2024 compared to our net profit of $22,747 in 2023.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash on hand of approximately $744,817. As of December 31, 2023, the company has cash on hand of $2,305,065*

Included ~$1,500,000 of funds held in escrow for productions, much of which was then moved to the production LLC of RISE & SHINE, the movie.

Indebtedness

The Company maintains a long-term EIDL SBA loan of $200,000 and an Automobile Loan of $18,575.

Prior offerings of securities

Since we began its operations in 2014 and issued its common stock to its founder, the Company has engaged in the following offerings of securities:

As of December 31, 2024, 2,000,000 shares of Class A Common Stock were issued and outstanding. As of December 31, 2023, 216,567 shares of Class B Non-Voting Common Stock were issued and outstanding.

During 2023 & 2024, the Company issued 10,968 of Class B Non-Voting Common Stock in exchange for advisory services.

During 2022, the Company issued 76,721 shares of Class B Non-Voting Common Stock and received proceeds totaling $646,306.

During 2020, the Company issued 8,125 of Class B Common Stock and received proceeds totaling $45,000.

During 2019, the Company has raised $318,813 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 16,473 shares of common stock issued at a discounted price of $7.25 per share, resulting in proceeds of $119,429, and 24,923 shares of common stock issued at $8.00 per share, resulting in proceeds of $199,384. As of December 31,

2019, $30,015, net of $2,259 offering cost, were held in escrow and recorded as an asset on the balance sheet. The Company also issued 6,251 shares of Class B Common Stock at $7.20 per share, resulting in gross proceeds of $45,000.

During 2018, the Company issued 10,285 shares of Class B Common Stock and received proceeds totaling $72,500.

During 2017, the Company has raised $375,984 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 18,997 shares of common stock offered at a discount price of $4.90 for the investors contributing resulting in proceeds of $93,085 and 40,414 shares of common stock offered at $7.00 per share, resulting in a total of 59,411 shares of Class B Common Stock issued in 2017.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution with each share into which the note convert being worth less than before, and control dilution with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — This is based on the amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

What it means to be a minority holder?

Minority holders will have limited rights, if at all, in regards to the corporate actions of the company including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets or company transactions with related parties.

Transfer Restrictions – Regulation CF

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities

2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or in connection with the death or divorce of the purchaser

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

Voyage Media, Inc.
Unaudited Financial Statements
December 31, 2024

Profit and Loss

Voyage Media, Inc.

January-December, 2024

Account	Total
> Income	$3,820,620.92
> Cost of Goods Sold	$2,549,601.44
Gross Profit	$1,271,019.48
> Expenses	$1,559,403.20
Net Operating Income	-$288,383.72
> Other Income	$16,627.42
> Other Expenses	–
Net Other Income	$16,627.42
Net Income	-$271,756.30

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

Voyage Media, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
▾ ASSETS	
▾ Current Assets	
▸ Bank Accounts	$744,817.79
▸ Accounts Receivable	$90,966.00
▸ Other Current Assets	$81,440.71
Total Current Assets	**$917,224.50**
▾ Fixed Assets	
▸ 2017 Land Rover RR Sport TD6	10,386.78
▸ Fixed Assets	0.00
Total Fixed Assets	**$10,386.78**
▸ Other Assets	$65,386.45
TOTAL ASSETS	**$992,997.73**
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▸ Current Liabilities	$354,541.52
▸ Long-Term Liabilities	$218,708.18
Total Liabilities	**$573,249.70**
▸ Equity	$419,748.03
TOTAL LIABILITIES AND EQUITY	**$992,997.73**

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

Voyage Media, Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-271,756.30
▸ Adjustments to reconcile Net Income to Net Cash pro…	**-1,256,475.61**
Net cash provided by operating activities	**$ -1,528,231.91**
▸ INVESTING ACTIVITIES	**$ -21,794.45**
▸ FINANCING ACTIVITIES	**$ -10,221.22**
NET CASH INCREASE FOR PERIOD	**$ -1,560,247.58**
Cash at beginning of period	2,305,065.37
CASH AT END OF PERIOD	**$744,817.79**

These financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them.

About the Company & Its Nature of Operations

VOYAGE MEDIA, INC. ('the Company'), is a California Corporation formed on January 5, 2004. The Company operates in the entertainment industry and provides a platform that connects content creators to producers of films, television programs and podcasts.

Fiscal Year

The Company operates on a December 31st year-end.

Summary of Significant Accounting Policies:

Basis of Accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn, local competition, or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Fair Value of Financial Instruments (continued):

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2023.

Accounts Receivable, net

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Fixed Assets

Fixed assets are recorded at cost when purchased. Depreciation is recorded for fixed assets using the straight-line method over the estimated useful lives of assets.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Assets at December 31, 2023 have estimated useful lives of 5-7 years.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and

Income Taxes (continued):

is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Expense Recognition

The Company recognizes and records expenses for services, supplies, and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Auto-Mobile Financing Loan

The Company purchased an automobile on November 11, 2020, using a loan of $58,902 which bears an annual interest rate of 2.9%. The loan is payable in equal installments of $891.79 with the first monthly payment due on January 13, 2021. The loan will be fully settled by December 13, 2026.

Economic Injury Disaster Loan (EIDL)

The Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration (SBA) for $150,000 on July 2, 2020. The loan bears an interest rate of 3.75% per annum. Monthly installment payments, including principal and interest, of $731 begin 12 months from the date of the loan and the balance of principal and interest is payable 30 years from the date of the loan.

On November 4, 2022, the Company modified their EIDL to obtain an additional $50,000. The loan bears an interest rate of 3.75% per annum with monthly installment payments of $1,043, applied entirely to interest, beginning on January 11, 2023.

The Collateral to secure the loan includes the following property that the Company owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest the Company grants the SBA includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

Equity

Under the articles of incorporation, the Company is authorized to issue Class A Common Stock and Class B Non-Voting Common Stock. The total number of shares that the Company is authorized to issue is three million three hundred eighty-four thousand eight hundred seventy-six (3,348,876) shares. The total number of shares of Class A Common Stock authorized to be issued is two million seven hundred and twenty thousand and four hundred and eight (2,720,408) shares at a par value $0.001 per share. The total number of shares of Class B Non-Voting Common Stock authorized to be issued is six hundred sixty-four thousand four hundred sixty-eight (664,468) shares at a par value $0.001 per share.

During 2017, the Company amended its articles of incorporation and as part of the amendment, the Company made a stock split in its issued and outstanding shares of Common Stock where the shares issued and outstanding were split on a 1 for 20,000 basis, and shareholders received 20,000 shares of the Company's post-split Class A common stock for each one share of Common stock held by them prior to the stock split.

As of December 31, 2023, 2,000,000 shares of Class A Common Stock were issued and outstanding. As of December 31, 2023, 202,207 shares of Class B Non-Voting Common Stock were issued and outstanding. Of the 2,000,000 shares of Class A Common Stock that were issued and outstanding, 1,988,163 had voting rights as of December 31, 2023.

Related Party Transactions

The Company follows FASB Accounting Standards Codification ("ASC") subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. Material related party transactions are required to be disclosed in the financial statements, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which a statement of operations is presented and such other information deemed necessary to an understanding of the effects of the transactions on the

Related Party Transactions (continued):

financial statements; c) the dollar amount of transactions for each of the periods for which a statement of operations is presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amounts due from or to related parties as of the date of balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The officer of the Company advances funds to the Company in the normal course of business. As of December 31, 2023, there were no amounts due to the officer.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through July 8, 2024, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.